

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Via E-mail
Patrick Gadson, Esq.
Vinson & Elkins LLP
1114 Avenue of the Americas
32nd Floor
New York, NY 10036

> Re: **Enzo Biochem**
>   **Preliminary Proxy Statement on Schedule 14A filed by Roumell Asset**
>   **Management, LLC, James C. Roumell et al.**
>   **Filed December 11, 2020**
>   **File No. 1-09974**

Dear Mr. Gadson:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

Letter to Shareholders

1.   Refer to the various claims made in the second paragraph of the letter to shareholders. Please expand the disclosure here or elsewhere in the proxy statement to provide support for each statement made. For example, identify the "appropriate action," and "opportunities…to drive shareholder value." Please provide support for the claim regarding "the stock price underperformance." Please also explain Roumell's rationale for holding the entire board accountable given that a majority of the current board members have held their positions for less than a year, two of the Company's three nominees were appointed as directors only after two former directors recently resigned,

serving less than two months, and the stock price appears to have increased during such directors' tenure.

2.   The third paragraph in the letter to shareholders contains the statement "[w]e believe that the fresh perspectives and deep relevant industry experience of our nominees would, if elected, allow us to revitalize the Company and allow the Company to realize its full potential." It does not appear that Mr. Terino holds any experience in the industry in which the Company operates, i.e., diagnostics, clinical lab, and life sciences, or any experience in the broader healthcare industry. Please advise or revise.

Reasons for the Solicitation, page 6

3.   Please supplement the disclosure to provide support for the various statements made in this paragraph regarding:
   - the performance of the Company, board and management, and its strategy and operations;
   - the Company's failure to capitalize on the potential to create value; and
   - why change in the board's composition will ensure objective and independent oversight of the Company's operations, strategy and management given that the board has determined that all of the directors currently serving on the board other than Dr. Rabbani meet the independence criteria established by the New York Stock Exchange.

Proposal 1, page 7

4.   We note disclosure in the Company's supplement dated December 15, 2020 to its proxy statement dated November 27, 2020 that "[n]either the nominations nor the proposals brought by Roumell for business before the 2020 Annual Meeting will be accepted. As a result, if you submit Roumell's proxy, your vote will not be counted for or against the election of either of the Roumell Nominees or for or against the proposals brought by Roumell." Please provide clear and prominent disclosure advising shareholders of the Company's position and that as a result, shareholders who grant Messrs. Roumell and Lukin proxy authority may be disenfranchised with respect to all votes cast in favor of every proposal listed on the Roumell proxy card.

5.   Refer to the fourth paragraph on page 7 and the placeholder for the name of a Company nominee. Unless the Company nominee that will be identified in this paragraph has consented to being named in the proxy statement and to serve if elected, please revise this disclosure consistent with the requirements of Exchange Act Rule 14a-4(d)(1) and (4).

6.   Refer to the last paragraph on page 7. Supplement the disclosure to describe "Roumell's outlined plan to maximize shareholder value."

Proposal 4, page 12

7.   Please provide support for the statement that the Company has been "mismanaged by the Board and the executive officers of the Company."

Proposal 6, page 14

8.   Please supplement this disclosure to note that Proposal 6 could have the effect of repealing bylaw amendments which one or more shareholders of the Company may consider to be beneficial to them or to the Company. We would not object to the inclusion of disclosure that also notes that Proposal 6 will not preclude the board from reconsidering any repealed bylaw changes following the annual meeting.

Voting and Proxy Procedures, page 16

9.   Refer to the paragraph with the caption "Election of Directors" and our comment 4 above. We note disclosure in the Company's supplement dated December 15, 2020 to its proxy statement dated November 27, 2020 that it is the Company's position that the election of directors is uncontested and therefore the voting standard is *not* a plurality of votes cast. While Roumell is free to disclose, if true, that it is currently pursuing litigation on this and related issues, the current disclosure that the directors will be elected by a plurality of the votes cast is factually inaccurate without providing the additional context regarding the Company's current position. Refer to Exchange Act Rule 14a-9. Please revise accordingly.

10.   This same paragraph indicates that shareholders may vote "For," "Against" or "Abstain" with respect to Proposal 1. However, the proxy card provides choices "For" and "Withhold." Please reconcile this discrepancy.

11.   Refer to the last paragraph on page 17. Note that the last line of the proxy card states "YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS." Please revise to reconcile the conflicting disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 21

12.   The second paragraph includes the statement that "[t]he table does not include Roumell as we did not own 5% of the outstanding Common Stock as of November 23, 2020." Please reconcile this statement with the disclosure on page 19 of the proxy statement that "[a]s of the Record Date [November 23, 2020], Roumell beneficially owned an aggregate of 2,769,479 shares of Common Stock, representing approximately 5.8% of the Common Stock outstanding as of the Record Date." Please also reconcile with the disclosure in the Schedule 13D filed by James C. Roumell and Roumell Asset Management, LLC on November 27, 2020. Based on the transactions that Roumell reported as occurring within the past sixty (60) days prior to filing the Schedule 13D, it appears that Roumell had

acquired beneficial ownership of more than 5% of the Company's outstanding common stock as of October 14, 2020. We also note that Roumell acquired additional shares of the Company's common stock on October 29, 2020 and reported that the obligation to file a Schedule 13D was triggered on November 17, 2020. Please advise or revise.

Annex A

13.   The heading of the second column suggests that common stock sold should be in parentheses. Please advise or revise.

Proxy Card

14.   Reconcile the third paragraph on the card ("If no direction is indicated…this proxy will be voted…") with the last line of the card ("Your shares cannot be voted without your specific instructions").

15.   Proposal 1 lists individual nominees but provides voting boxes providing means for shareholders to grant authority to vote for the nominees set forth as a group. Please revise to conform to the requirements of Exchange Act Rule 14a-4(b)(2).

16.   Proposal 1 provides shareholders with boxes to select "For" and "Withhold." Please refer to comment 9 above and Instruction 2 to Rule 14a-4(b)(2). Given the Company's stated position noted in comment 9 above, please advise or revise Proposal 1 accordingly.

17.   Proposal 1 also appears to be relying on Rule 14a-4(d)(4) but does not appear to comply with Rule 14a-4(d)(4)(iii). Please revise accordingly. Refer to the sample card provided in Exchange Act Release No. 31326 at Section II.I.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions